KH 3/10

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2009 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONDIALE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 ROCKEFELLER PLAZA, 15 WEST 51ST STREET, SUITE 2102
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NANCY MISHKIN (212) 829-1802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019438

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, **NANCY MISHKIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MONDIALE SECURITIES, LLC**, as of **DECEMBER 31,** 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROHINA B NAIM
Notary Public - State of New York
No. 01NA6173489
Qualified in Queens County
My Commission Expires August 11, 2011

2/28/11

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONDIALE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

MONDIALE SECURITIES, LLC

TABLE OF CONTENTS

	Page No.
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Members' Equity	5
Notes to Financial Statements	6-9
Computation of Net Capital Under SEC Rule 15c3-1 (Schedule 1)	10
Reconciliation of Net Capital Pursuant to SEC Rule 17a-5 (d)(4) (Schedule 2)	11
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule 3)	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule 4)	13
Independent Auditor's Report on Internal Accounting Control	14-15
Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity SIPC Assessment Reconciliation	16-17
Supplemental Report-SIPC Schedule of Assessment and Payments	18

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Mondiale Securities, LLC
New York, NY

We have audited the statement of financial condition of Mondiale Securities, LLC as of December 31, 2010 and the related statements of income, cash flows and changes in members' equity for the period from November 10, 2009 to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mondiale Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from November 10, 2009 to December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz & Ullmann, P.C.

February 15, 2011
New York, NY

MONDIALE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 127,290
Marketable securities	302,657
Accounts receivable	926,800
Prepaid expenses	69,058
Receivable from affiliate	72,041
Total current assts	1,498,846
OTHER ASSETS	
Security deposit	8,220
TOTAL ASSETS	$1,506,066

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 15,000
Accrued taxes payable	13,100
Deferred taxes payable	40,750
	68,850
MEMBERS' EQUITY	1,437,216
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,506,066

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF INCOME
FOR THE PERIOD OF NOVEMBER 10, 2009 TO DECEMBER 31, 2010

REVENUES	
Fee income	$2,084,689
Dividend and interest income	20,512
Loss on investment securities	(11,935)
Total revenues	2,093,266
EXPENSES	
Salaries	571,761
Employee benefits	452,016
Professional and registration fees	111,921
Insurance	65,508
Rent	41,414
Payroll taxes	28,197
Office expenses	14,406
Utilities	10,038
Telephone and internet	9,520
Repair and maintenance	3,044
Investment expense	1,453
Total expenses	1,309,278
NET INCOME BEFORE PROVISION FOR INCOME TAXES	783,988
PROVISION FOR INCOME TAXES	53,875
NET INCOME	$ 730,113

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF NOVEMBER 10, 2009 TO DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 730,113
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on investment securities	11,935
Deferred income taxes	40,750
Changes in assets and liabilities:	
Increase in accounts receivable	(497,383)
Sales of marketable securities	945,612
Purchase of marketable securities	(507,688)
Increase in prepaid expenses	(69,058)
Security deposit	(8,220)
Increase in receivable from affiliate	(101,760)
Increase in accrued expenses payable	15,000
Increase in accrued taxes payable	13,100
Total adjustments	(157,712)
Net cash from operating activities	572,401
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(455,122)
NET DECREASE IN CASH	117,279
CASH – beginning of period	10,011
CASH – end of period	$ 127,290

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD OF NOVEMBER 10, 2009 TO DECEMBER 31, 2010

MEMBERS' EQUITY – beginning of period	$1,162,225
NET INCOME FOR THE PERIOD	730,113
DISTRIBUTIONS TO MEMBERS	(455,122)
MEMBERS' EQUITY –end of period	$1,437,216

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mondiale Securities, LLC, is a limited liability company (the "Company"), organized on February 5, 2009 under the laws of the State of New York. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a finder by making introductions to institutional investors on behalf of investment fund managers. It receives fees for making these introductions if the investors make investments with the managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance. Revenues are recorded on a monthly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Securities:
Marketable securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss.

The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities of $302,657 consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Subsequent events:
Management has evaluated subsequent events through February 15, 2011, which is the date the financial statements were available to be issued.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2010. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. However, a provision for New York City Unincorporated Business taxes has been recorded in the financial statements.

The Company computes its New York City taxes in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at December 31, 2010:

	Current	Deferred	Total
New York City tax expense	$13,125	$40,750	$53,875

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from the net effect of accounting method differences between the Company's book and tax return and unrealized losses on marketable securities.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2010, the Company's net capital exceeds such capital requirements by $334,911 and the ratio of aggregate indebtedness ($28,100) to net capital ($339,911) is 0.0827 to 1.

6. CONCENTRATION RISK

Approximately 70% of the Company's revenues are derived from three hedge fund managers.

7. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises subleased under a four-year operating lease that expires on July 30, 2014. Future minimum payments, exclusive of operating expense escalations, through the expiration of the lease are as follows:

Year ended December 31,	
2011	$ 49,321
2012	49,321
2013	49,321
2014	28,771
Total	$176,734

Rent expense is $41,414 for the period ended December 31, 2010.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a paying agent agreement with an affiliated company to pay certain operating expenses on behalf of the Company. During the period ended December 31, 2010, the total expenses paid by the affiliate on behalf of the company were $1,254,860. As of December 31, 2010, the receivable from affiliate is $72,041.

All employee compensation and benefits are paid by the affiliate and charged to the Company.

9. EMPLOYEES' PROFIT SHARING AND DEFINED BENEFIT PLANS

The Company offers a profit sharing plan through its affiliated company to all employees. It is a contributory plan that provides for the Company to make a discretionary annual contribution. The amount contributed to the profit sharing plan for the period is $100,315.

The Company also maintains a defined benefit retirement plan through its affiliated company that provides benefits based upon employee years of service and overall base compensation. The Company's policy is to fund, at a minimum, amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the plan are administered by an independent trustee and are invested principally in fixed income and equity securities.

As of December 31, 2010, the Company transferred $284,994 to its affiliated company to fully cover the benefit obligation, and the affiliated company has fully funded the benefit obligation subsequent to the balance sheet date. The total amount of contributions to the plan for the period is $328,447, which were funded entirely by the Company.

At December 31, 2010, the fair value of the plan assets is as follows:

Cash	$ 1,513
Fixed income securities	496,353
Equity Securities	334,593
Total	$832,459

In accordance with the Financial Accounting Standards Board's "Fair Value Measurements Topic", all of the plan assets are considered Level 1 inputs and are valued based upon quoted prices in active markets.

Schedule "1"

MONDIALE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2010

MEMBERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$1,437,216
Less: Nonallowable assets:	
Accounts receivable	926,800
Prepaid expenses	69,058
Receivable from affiliate	72,041
Security deposit	8,220
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS	361,097
Less: Haircut on securities	21,186
NET CAPITAL	339,911
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 334,911

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 15,000
Accrued taxes payable	13,100
TOTAL AGGREGATE INDEBTEDNESS	$ 28,100
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,873
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0827 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

MONDIALE SECURITIES, LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2010

Net Capital, per Form X-17a-5 as of December 31, 2010	$400,232
Add: Audit adjustments	146,823
Less: Increase in non-allowable assets	(207,144)
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$339,911

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

MONDIALE SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2010

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2010.

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2010

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2010.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Mondiale Securities, LLC
New York, NY

In planning and performing our audit of the financial statements of Mondiale Securities, LLC for the period ended December 31, 2010, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mondiale Securities, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz & Ullmann, P.C.

February 15, 2011
New York, NY

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Modiale Securities, LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2010, which were agreed to by Modiale Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mondiale Securities, LLC compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Mondiale Securities, LLC management is responsible for Mondiale Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no material differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann P.C.

February 15, 2011
New York, NY

MONDIALE SECURITIES, LLC
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS FOR THE PERIOD ENDED DECEMBER 31, 2010

Total revenue	$2,093,266
Add: Loss on investment securities	11,935
Revenues from predecessor not included above	429,417
Less: Investment income - 2009	(2,435)
Total revenue, subject to assessment	2,532,183

Computation of assessment:	
For the period ended December 31, 2010 @.0025	$ 6,330
Less: Payments	
December 2010	(3,494)
January 2011	(1,529)
Balance Due	$ 1,307